EXHIBIT 12.3

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - PROGRESS ENERGY
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Nine Months Ended September 30,	Years Ended December 31,
(in millions)	2014	2013	2012	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$1,182	$1,029	$527	$910	$1,406	$1,237
Fixed charges	589	872	884	827	846	813
Deduct:
Pretax income attributable to noncontrolling interests of subsidiaries that have not incurred fixed charges	—	—	2	3	3	—
Preference security dividend requirements of consolidated subsidiaries	—	—	6	6	7	7
Total earnings	$1,771	$1,901	$1,403	$1,728	$2,242	$2,043

Fixed charges:
Interest on debt, including capitalized portions	$510	$772	$782	$769	$788	$774
Estimate of interest within rental expense	79	100	96	52	51	32
Preference security dividend requirements of consolidated subsidiaries	—	—	6	6	7	7
Total fixed charges	$589	$872	$884	$827	$846	$813
Ratio of earnings to fixed charges	3.0	2.2	1.6	2.1	2.7	2.5
Ratio of earnings to fixed charges and preferred dividends combined(b)	3.0	2.2	1.6	2.1	2.7	2.5

(a)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(b)    For all periods presented, Progress Energy, Inc. had no preferred stock outstanding.